(Ohio Casualty Corporation letterhead)


Michael A. Winner, CPA
Executive Vice President & Chief Financial Officer






February 13, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington  DC  20549

Re:  Ohio Casualty Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     File No. 0-05544

Dear Mr. Rosenberg:

Ohio Casualty Corporation ("Corporation") acknowledges it has received verbal comments from the staff of the Securities and Exchange Commission (the "Staff" or "Commission") on January 26, 2006 (subsequently confirmed telephonically on February 9, 2006) to its letter to the Commission dated January 17, 2006. Further it is the Corporation's understanding the Staff will not be providing written comments to confirm the aforementioned verbal comments and the Corporation should respond to these verbal comments. For ease of reference and confirmation we have restated the Staff's verbal comments within our responses. Please note the comment number references used below refer to the comment number from the Staff's original letter dated December 20, 2005.

Comment #2:
----------
For each product line, please provide us, in disclosure-type format, a description of the quantitative and qualitative factors used by management to record reserves at an amount different from actuarial estimates.
Response:
Please see below response entitled "Response to Comments #2, 3 and 4"



9450 Seward Road, Fairfield, OH  45014              Telephone: 513-603-2267
Fax: 513-603-3134        mike.winner@ocas.com

Comment #3
----------
Please provide us in disclosure-type format a) a brief discussion of your reserving process, including the methods for the various lines of business;
b) identify the key assumptions that the Company makes in booking its reserve estimates and c) identify the reasonably likely changes that could result due to changes in your key assumptions.
Response:
Please see below response entitled "Response to Comments #2, 3 and 4"


Comment #4
----------
The total reserves disclosed in the table presented do not tie to what was reported on the Balance Sheet. Please reconcile.
Response:
We have revised the table referenced in the above comment to reflect "gross" reserve amounts which now agree to the Balance Sheet. Please see below response entitled "Response to Comments #2, 3 and 4"

Response to Comments #2, 3 and 4
In response to the above comments, the Corporation has provided a draft of the proposed disclosure it intends to include in its Annual Report of Form 10-K for the year ending December 31, 2005. This proposed disclosure will appear in the Critical Accounting Policies section of Management's Discussion and Analysis of Financial Condition and Results of Operation as follows:


Loss and Loss Adjustment Expense Reserves

The  Group's largest liabilities are reserves for losses and LAE. Loss  and
LAE reserves (collectively "loss reserves") are established for all incurred claims without discounting for the time value of money. Before credit for reinsurance recoverables, these reserves amounted to $2.9 billion and $2.8 billion at December 31, 2005 and 2004, respectively. As of December 31, 2005, the loss reserves by operating segment were as follows: $1.8 billion Commercial Lines, $0.7 billion Specialty Lines and $0.4 billion Personal Lines. The Group purchases reinsurance to mitigate the impact of large losses and catastrophic events. Loss reserves ceded to reinsurers amounted to $0.7 billion and $0.6 billion at December 31, 2005 and 2004, respectively.

The Group conducts a quarterly review of loss reserves using the methods described below, and records its best estimate each quarter based on that review. In the opinion of management, the reserves recorded at December 31, 2005 represent the Group's best estimate of its ultimate liability for losses and LAE. However, due to the inherent complexity of the estimation process and the potential variability of the assumptions used, final claim settlements may vary significantly from the amounts recorded. Furthermore, the timing, frequency and extent of adjustments to the estimated liabilities cannot be predicted with certainty since conditions and events which established historical loss reserve development and which serve as the basis for estimating ultimate claim costs may not occur in exactly the same manner, if at all.

Loss reserves are an estimate of ultimate unpaid costs of losses and loss adjustment expenses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent estimates, generally utilizing actuarial expertise and reserving methods, at a given accounting date. These loss reserve estimates are expectations of what the ultimate settlement and administration of claims will cost upon final resolution in the future, based on the Group's assessment of facts and circumstances then known. In establishing reserves, the Group also takes into account estimated recoveries for reinsurance, salvage and subrogation.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of risk factors. These risk factors can be related to both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes, among others. The impact of these items on ultimate costs for loss and loss adjustment expenses is difficult to estimate. Loss reserve estimation differs by product line due to differences in claim complexity, the volume of claims, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder loss event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. The Group continually refines its loss reserve estimates in a regular ongoing process as historical loss experience develops and additional claims are reported and settled. The Group considers all significant facts and circumstances known at the time loss reserves are established. Due to the inherent uncertainty underlying loss reserve estimates, final resolution of the estimated liability will be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a materially different amount than currently reserved--favorable or unfavorable. The Group reflects adjustments to reserves in the results of operations in the period the estimates are changed.

The following table displays case, IBNR and LAE reserves by product line gross of reinsurance recoverables. Case reserves represent amounts determined for each claim based on the known facts regarding the claim and the parameters of the coverage that our policy provides. The IBNR reserves include provisions for incurred but not reported claim provisions for losses in excess of the case reserves on previously reported claims, and claims to be reopened. The IBNR provision also includes an offset for anticipated salvage and subrogation recoveries. LAE reserves are an estimate of the expenses related to resolving and settling claims. Reserves ceded to reinsurers and reserves net of reinsurance are also shown.

Loss and LAE Reserves in millions of dollars as of December 31, 2005 and 2004

                                              Gross                      Total       Total
Year Operating Segment       Case        IBNR       LAE        Total     Ceded        Net
--------------------------------------------------------------------------------------------
2005 Commercial Lines     $  700.9    $  762.2    $351.5     $1,814.6    $165.4    $1,649.2
      Workers
       compensation          387.1       344.0      69.2        800.3     131.4       668.9
      Commercial auto        103.2       109.7      44.6        257.5       6.0       251.5
      General liability       59.4       117.3      92.6        269.3       5.2       264.1
      CMP, fire & inland
       marine                151.2       191.2     145.1        487.5      22.8       464.7

     Specialty Lines         134.8       516.2      92.9        743.9     454.1       289.8
      Commercial umbrella    116.4       516.1      85.9        718.4     442.4       276.0
      Fidelity & surety       18.4         0.1       7.0         25.5      11.7        13.8

     Personal Lines          194.8       126.1      67.4        388.3      65.1       323.2
      Personal auto &
       umbrella              164.1        91.3      50.6        306.0      64.1       241.9
      Personal property       30.7        34.8      16.8         82.3       1.0        81.3

     Total All Lines      $1,030.5    $1,404.5    $511.8     $2,946.8    $684.6    $2,262.2
--------------------------------------------------------------------------------------------

2004 Commercial Lines     $  611.8    $  727.1    $331.9     $1,670.8    $106.4    $1,564.4
      Workers
       compensation          322.7       326.0      72.3        721.0      80.4       640.6
      Commercial auto         99.6       126.2      44.7        270.5       9.8       260.7
      General liability       55.2       106.3      89.5        251.0       4.9       246.1
      CMP, fire & inland
       marine                134.3       168.6     125.4        428.3      11.3       417.0

     Specialty Lines         105.7       472.4      78.3        656.4     404.3       252.1
      Commercial umbrella     93.1       470.9      73.2        637.2     398.7       238.5
      Fidelity & surety       12.6         1.5       5.1         19.2       5.6        13.6

     Personal Lines          214.7       137.9      76.6        429.2      59.6       369.6
      Personal auto &
       umbrella              184.2        97.7      59.4        341.3      56.5       284.8
      Personal property       30.5        40.2      17.2         87.9       3.1        84.8

     Total All Lines      $  932.2    $1,337.4    $486.8     $2,756.4    $570.3    $2,186.1
--------------------------------------------------------------------------------------------

Reserve estimation methods
--------------------------

Most of our insurance policies are written on an occurrence basis which provides coverage if a loss occurs in the policy period, even if the insured reports the loss many years later. In addition, final settlement of certain claims can be delayed for years or decades due to litigation or other reasons. For example, some general liability claims are reported 10 years or more after the policy period, and the workers compensation coverage provided by our policies pays unlimited medical benefits for the duration of the claimant's injury up to the lifetime of the claimant. Occurrence based forms of insurance require estimation of future costs, including the effect of judicial interpretations, societal litigation trends and medical cost inflation, among others. Reserve development can occur over time as conditions and circumstances change in the years following the policy issuance.

Product lines are generally classified as either long-tail or short-tail, based on the average length of time between the event triggering claims under a policy and the final resolution of those claims. Short-tail claims are reported and settled quickly, resulting in less estimation variability. The longer the time before final claim resolution, the greater the exposure to estimation risks and hence the greater the estimation uncertainty. Long-tail product lines include workers compensation, commercial umbrella and general liability. Short-tail lines include homeowners, property and bonds. Product lines such as personal and commercial auto and commercial multi-peril include some long-tail coverages and some short-tail coverages.

A key assumption in most actuarial analyses is that past patterns demonstrated in the data will repeat themselves in the future, absent a material change in the associated risk factors discussed below. To the extent a material change affecting the ultimate claim liability is known, such change is quantified to the extent possible through an analysis of internal company data and, if available and when appropriate, external data. Such a measurement is specific to the facts and circumstances of the particular claim portfolio and the known change being evaluated.

The process for estimating loss reserves begins by assessing risks and exposures. Data on individual reported claims, both current and historical, is collected including paid amounts and individual claim adjuster estimates, and this data is grouped by common characteristics and evaluated in the analyses of ultimate claim liabilities by product line. Such data is occasionally supplemented with external data such as industry development factors as available and when appropriate. The process of analyzing reserves is undertaken on a regular basis, generally quarterly, in light of continually updated information.

Multiple estimation methods are available for the analysis of ultimate claim liabilities. Each estimation method has its own advantages and disadvantages, with no single estimation method being better than the others in all situations. Generally more methods are used for long-tail product lines because of the difficulty in estimating reserves for these lines. Also, more methods are generally used for recent accident years compared to older accident years because the data available for recent accident years is less mature. The relative strengths and weaknesses of the particular estimation methods when applied to a particular group of claims can also change over time based on the available facts and circumstances. Therefore, the actual choice of estimation methods can change with each evaluation. The estimation methods chosen are those that are believed to produce the most reliable indication at that particular evaluation date for the claim liabilities being evaluated.

The principal actuarial reserving methods utilized by the Group to establish loss reserves include, but are not limited to:

  1. Paid loss development - payment patterns of prior claims are used to estimate future payment patterns which are applied to current payments to derive an estimate of ultimate losses.
  2. Incurred loss development - case incurred patterns of prior claims are used to estimate future incurred patterns which are applied to current incurred losses to derive an estimate of ultimate losses.
  3. Expected loss ratio - loss ratios are determined for recent accident years based on historical accident year loss ratios, recent economic trends and changes in the book of business, including rate levels. The expected loss ratio for each accident year is then applied to the actual earned premiums to calculate ultimate losses.
  4. Bornhuetter-Ferguson estimates - blends the expected loss ratio method with either the paid or incurred loss development method using weights based on the maturity of the accident year.
  5. Claim count and severity estimates - ultimate claim counts and average claim severities are developed separately and then multiplied to derive an estimate of ultimate losses.

For short-tail lines, the paid loss and incurred loss development methods are generally relied on for all accident years, and the Bornhuetter-Ferguson method is also relied on for the most recent accident year. For long-tail lines, all of the above methods may be used for the most recent accident years, and as accident years mature, reliance is shifted to the paid and incurred loss development methods.

The merits of each method are evaluated given the facts at hand. An estimate of the ultimate losses is then made based upon the particular method or combination of methods that is deemed most appropriate.

Reserves for losses and allocated LAE for asbestos and environmental exposures are especially difficult to determine because of the high amount of legal costs and the extended period of time required to settle these claims. Methods used by the Group to estimate these loss reserves include survival ratio estimates, curve fitting applied to both paid and case incurred losses and allocated loss adjustment expenses, and frequency and severity estimates.

Reserve variability and uncertainty
-----------------------------------

There is a great deal of uncertainty in the loss reserve estimates and unforeseen events can have unfavorable impacts on the loss reserve estimates. Reinsurance is purchased to mitigate the impact of large losses and catastrophic events. The estimate of reinsurance recoverables is considered a critical accounting estimate and discussed in another section of this Annual Report on Form 10-K.

Loss reserve uncertainty is illustrated by the variability in reserve development presented in the Analysis of Development of Loss and LAE Liabilities schedule which appears on pages xx and xx under Item 1 of this document. This schedule shows cumulative loss reserve development for each of the past ten years through December 31, 2005 on a gross and net of reinsurance basis. The development on a net of reinsurance basis as a percent of the original estimates ranges from adverse development of 17.2% of original estimates for loss reserves at year-end 2000 to favorable development of 0.9% of original estimates for loss reserves at year-end 2004. The oldest period shown, 1995, shows adverse development of 1.9% of original loss reserves ten years after the original estimates.

To illustrate the uncertainty by operating segment, the following table provides the before-tax amount of prior accident years' loss reserve development by operating segment on a net of reinsurance basis for the years ended December 31, 2005, 2004 and 2003, respectively:


Operating Segment                              2005        2004        2003
-----------------                              ----        ----        ----
Commercial Lines                             $ 29.1      $(15.0)     $ 41.0
Specialty Lines                               (12.3)       (9.4)      (21.3)
Personal Lines                                (36.9)        2.6        14.4
                                             -------     -------     -------
  Total Prior Accident Years' Development    $(20.1)     $(21.8)     $ 34.1
                                             =======     =======     =======


This table illustrates that favorable development can occur for one operating segment while adverse development occurs for another, and that development from year to year can be either favorable or adverse for an operating segment.

Within each operating segment, development can also be favorable or adverse by product line within the same period. For example, for the Commercial Lines operating segment in 2005, the workers compensation product line had adverse development of $42 million while the commercial auto product line had favorable development of $30.6 million.

Reserve estimates are also uncertain by accident period. To illustrate this, the following table provides the before-tax amount of prior accident years' loss and LAE reserve development by accident year on a net of reinsurance basis for all lines combined:


Accident Period                               2005        2004        2003
---------------------------------------------------------------------------
Accident Year 2004                          $(30.8)     $  -        $  -
Accident Year 2003                           (32.0)      (36.9)        -
Accident Year 2002                           (28.2)      (10.4)      (39.0)
Accident Year 2001                            (7.6)       (0.9)        8.0
Accident Year 2000 & prior                    78.5        26.4        65.1
---------------------------------------------------------------------------
 Total Prior Accident Years' Development    $(20.1)     $(21.8)     $ 34.1
                                            =======     =======     ======

This table illustrates that recent accident periods have developed favorably while the older periods have developed adversely. More than half of the $78.5 million of adverse development for accident years 2000 & prior in calendar period 2005 is attributed to our review of workers compensation permanent cases which is discussed in more detail below. We do not believe that older accident years will always develop adversely while more recent years develop favorably. However, it should be understood that the "prior" accident years' category includes claims covering many decades, many of which are complex. Conversely, the recent accident years include a mix of claims of varying degrees of difficulty for which many are relatively straight-forward to establish loss reserves.

The Group does not prepare loss reserve ranges, nor does it project future variability, when determining its best estimate, although the above examples of actual historical changes in loss reserve estimates provide a measure of the uncertainty underlying the current loss reserve estimates.

The Group has our categories of loss reserves that it considers highly uncertain, and therefore, could have a material impact on future financial results: workers compensation, asbestos and environmental liability, construction defect exposures, and commercial umbrella. These categories are described below with relevant historical data.

Workers compensation represents the Group's largest product line as measured by the magnitude of loss reserves, representing approximately 30% of the total on a net of reinsurance basis. The coverage provided includes indemnity and medical benefits generally defined by state regulation. Indemnity benefits compensate the injured worker for wage replacement, while the medical benefits generally provide unlimited coverage for a work-related accident for the life of the claimant. Many workers compensation claims are small and are settled within a year or two of the accident date. However, some of the claims are serious, resulting in costs that can extend for decades. For workers compensation loss reserves net of reinsurance at year-end 2005, approximately 60% are related to claims over five years old, and approximately 35% are related to claims over ten years old.

During 2005, in response to industry wide development, our claims department reviewed permanent workers compensation cases to re-assess life expectancy and medical costs. The review resulted in increases to loss reserves on approximately 25% of the inventory of approximately 1,200 permanent cases. These adjustments comprise a substantial part of the $42 million adverse development for this product line in 2005. We will continue to monitor these types of claims in the future.

In recent years, asbestos and environmental liability claims have expanded greatly in the insurance industry. Historically, the Group has written small commercial accounts with a focus on contracting business. Within the manufacturing category, the Group has concentrated on light manufacturers. Thus the Group's exposure to asbestos is related to installers and distributors as opposed to the large manufacturers. Consequently, the Group believes it has minimal exposure to the primary defendants involved in major asbestos litigation. The Group's exposure to environmental liability is due to policies written prior to the introduction of the absolute pollution endorsement in the mid-80's and to underground storage tanks mostly from New Jersey homeowner's policies in recent years. The Group has limited exposures to the national priority list, a list of known or threatened releases of hazardous substances, pollutants, or contaminants throughout the United States. The Group also has limited asbestos and environmental exposures related to assumed reinsurance business written prior to 1980 with small policy limits.

In 2005 and 2004, respectively, the Group paid loss and LAE of $7.3 and $7.0 for asbestos and environmental claims on a net of reinsurance basis. At year-end 2005 and 2004, asbestos and environmental reserves net of reinsurance were $95.8 and $82.6, respectively.

The Group defines construction defect exposure as liability for allegations of defective work and completed operations losses from general, commercial multiple peril and umbrella liability policies involving multiple-units (condos/townhouses/apartments/tracts of single family homes), multiple defendants (e.g. developers, sub-contractors), usually with multiple defect issues, and often involving multiple insurance carriers. Loss reserves are difficult to estimate for this exposure because of the complexity of the claims and the late reporting which often occurs many years after the policy term. The Group excludes from this definition claims related to individual single family homes, apartments/townhomes or other residential properties if the defect issues are limited in scope and volume.

Paid losses for construction defect claims, net of reinsurance, were $19.2 in 2005, compared to $9.9 in 2004 and $16.5 in 2003. Paid claims legal related LAE, net of reinsurance, for construction defect claims were $6.1 in 2005, compared with $5.1 in 2004 and $4.3 in 2003. Loss and legal related LAE reserves were $56.4, $78.3 and $86.7 at year-end 2005, 2004 and 2003, respectively. These totals exclude construction defect losses from the state of California because the Group stopped writing in that state in 1993 and the remaining claims are minimal.

The Group writes commercial umbrella business with large policy limits. The period of time between the loss occurrence, the reporting of the claim to the insurer, and the settlement of the claim can extend over many years. The large policy limits, complexity of claims, and the lengthy time period required to reach settlement increase the uncertainty of loss estimates. Reinsurance is purchased to mitigate the impact of these large losses. For 2005 and 2004, commercial umbrella loss reserves prior to reinsurance were $718.4 and $637.1, respectively, while loss reserves net of reinsurance were $272.3 and $236.1, respectively.

Loss and LAE risk factors
-------------------------

The major causes of material uncertainty ("risk factors") generally will vary for each product line, as well as for each separately analyzed component of the product line. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one product line. Examples include changes in claim handling practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a product line. Individual risk factors are also subject to interactions with other risk factors within product line components.

The effect of a particular risk factor on estimates of claim liabilities cannot be isolated in most cases. For example, estimates of potential claim settlements may be impacted by the risk associated with potential court rulings, but the final settlement agreement typically does not delineate how much of the settled amount is due to this and other factors.

The evaluation of data is also subject to distortion from extreme events or structural shifts. While some changes in the claim environment are sudden in nature (such as a new court ruling affecting the interpretation of all contracts in that jurisdiction), others are more evolutionary. Evolutionary changes can occur when multiple factors affect final claim values, with the uncertainty surrounding each factor being resolved separately, in step-wise fashion. The final impact is not known until all steps have occurred.

Sudden changes generally cause a one-time shift in claim liability estimates, although there may be some lag in reliable quantification of their impact. Evolutionary changes generally cause a series of shifts in claim liability estimates, as each component of the evolutionary change becomes evident and estimable.

Loss and LAE risk factors by product line
-----------------------------------------

The following section details reserving considerations and loss and LAE risk factors for the product lines representing most of our loss reserves. Each risk factor presented will have a different impact on required loss reserves. Also, risk factors can have offsetting or compounding effects on required loss reserves. For example, in workers' compensation, the use of expensive medical procedures that result in medical cost inflation may enable workers to return to work faster, thereby lowering indemnity costs. Thus, in almost all cases, it is impossible to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation. The Group does not make explicit assumptions for the risk factors described below.

Workers' Compensation

Workers' compensation is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. While certain payments such as initial medical treatment or temporary wage replacement for the injured worker are made quickly, some other payments are made over the course of several years, such as awards for permanent partial injuries. In addition, some payments can run as long as the injured worker's life, such as permanent disability benefits and on-going medical care. Despite the possibility of long payment tail, the reporting lags are generally short, settlements are generally not complex, and most of the liability can be considered high frequency, moderate severity. The largest reserve risk generally comes from the low frequency, high severity claims providing lifetime coverage for medical expense arising from a worker's injury. Overall, the claim liabilities for this line create a somewhat greater than moderate estimation risk.

Examples of loss and LAE risk factors that can change and, thus, affect the required workers' compensation loss reserves include, but are not limited to, the following:

Indemnity claims risk factors
-----------------------------
Time required to recover from the injury
Degree of available transitional jobs
Degree of legal involvement
Changes in the interpretations and processes of the workers' compensation commissions' oversight of claims
Future wage inflation for states that index benefits
Changes in the administrative policies of second injury funds


Medical claims risk factors
---------------------------
Changes in the cost of medical treatments (including prescription drugs)
  and underlying fee schedules
Frequency of visits to health providers
Number of medical procedures given during visits to health providers Types of health providers used
Type of medical treatments received
Use of preferred provider networks and other medical cost containment practices
Availability of new medical processes and equipment
Changes in the use of pharmaceutical drugs
Degree of patient responsiveness to treatment

Book of business risk factors
-----------------------------
Injury type mix
Changes in underwriting standards

General workers' compensation risk factors
------------------------------------------
Frequency of claim re-openings on claims previously closed
Mortality trends of injured workers with lifetime benefits and medical treatment
Degree of cost shifting between workers' compensation and health insurance

General Liability

General liability is considered a long-tail line, as it takes a relatively long period of time to finalize and settle claims from a given accident year. The speed of claim reporting and claim settlement is a function of the specific coverage provided, the jurisdiction and specific policy provisions. There are numerous components underlying the general liability product line. Some of these have relatively moderate payment patterns (with most of the claims for a given accident year closed within 5 to 7 years), while others can have extreme lags in both reporting and payment of claims. In addition, this line includes asbestos and environmental claims which are reviewed separately because of the unique character of the exposures.

Defense costs are also a part of the insured costs covered by liability policies and can be significant, sometimes greater than the cost of the actual paid indemnity amounts. For most of our policies defense costs are outside of policy limits, meaning that amounts paid are in addition to the indemnity limits provided by the policy.

Major contributors to loss reserve estimate uncertainty for general liability include the reporting lag (i.e. the length of time between the event triggering coverage and the actual reporting of the claim), the number of parties involved in the underlying tort action, whether the "event" triggering coverage is confined to only one time period or is spread over multiple time periods, the potential dollars involved (in the individual claim actions), whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage dispute potential), and the potential for mass claim actions. Claims with longer reporting lags result in greater inherent risk.

Examples of loss and LAE risk factors that can change and thus affect the required general liability loss reserves include, but are not limited to, the following:

Claims risk factors
-------------------
Changes in claim handling procedures
Changes in policy provisions or court interpretation of such provisions New theories of liability
Trends in jury awards
Changes in the propensity to sue, in general and with specificity to particular issues
Changes in statutes of limitations
Changes in the underlying court system
Distortions from losses resulting from large single accounts or single issues
Changes in tort law
Shifts in law suit mix between federal and state courts

Changes in claim office structure (causing distortions in the data) Changes in settlement patterns


Book of business risk factors
-----------------------------
Changes in policy provisions (e.g., deductibles, policy limits, endorsements) Changes in underwriting standards
Product mix (e.g., size of account, industries insured, jurisdiction mix)

Commercial Umbrella

Commercial umbrella is considered a long-tail line as it takes a relatively long period of time to finalize and settle claims from a given accident year. This line has many of the same characteristics and risk factors as the general liability line described above. Additional risk factors for this line are the attachment point and limit provided. The attachment point is generally at least $1 million, and sometimes in excess of $25 million, resulting in a greater reporting lag (and thus more variability) than that of general liability. The limit provided by commercial umbrella varies from $1 million up to $25 million. The higher limit policies create more variability in loss reserve estimates than general liability policies. Reinsurance is purchased to mitigate this additional uncertainty.

Commercial Multi-Peril

Commercial multi-peril provides a combination of property and liability coverage and therefore includes both short and long-tail coverages. For property coverage, it generally takes a relatively short period of time to close claims, while for the liability coverages it takes a longer period of time to close claims. The reserving risk for this line is dominated by the liability coverage portion of this product, and has risk factors similar to general liability described above.

Commercial Automobile

The commercial automobile product line is a mix of property and liability coverages and, therefore, includes both short and long-tail coverages. The payments that are made quickly typically pertain to auto physical damage (property) claims and property damage (liability) claims. The payments that take longer to finalize and are more difficult to estimate relate to bodily injury claims. In general, claim reporting lags are minor, claim complexity is not a major issue, and the line is viewed as high frequency, low to moderate severity. Overall, the claim liabilities for this line create a moderate estimation risk. Commercial automobile reserves are typically analyzed in three components; bodily injury liability, property damage liability, and physical damage claims. These last two components have minimal loss reserve risk and fast payouts and, accordingly, separate risk factors are not presented.

Examples of loss and LAE risk factors that can change and, thus, affect the required commercial automobile loss reserves include, but are not limited to, the following:

Claims risk factors
-------------------
Trends in jury awards
Changes in the underlying court system
Changes in case law
Litigation trends
Frequency of claims with payment capped by policy limits
Change in average severity of accidents, or proportion of severe accidents Subrogation opportunities
Changes in claim handling procedures
Frequency of visits to health providers
Number of medical procedures given during visits to health providers
Types of health providers used
Types of medical treatments received
Changes in cost of medical treatments
Degree of patient responsiveness to treatment

Book of business risk factors
-----------------------------
Changes in policy provisions (e.g., deductibles, policy limits, endorsements, etc.)
Changes in mix of insured vehicles
Changes in underwriting standards

Personal Automobile

The personal automobile product line has risk factors comparable to the commercial automobile product line described above. In addition, this line is subject to risk related to the effectiveness of the no-fault laws that exist in some states.

Comment #5
----------
The bottom line of the cash flow statement does not tie to the cash line on the Balance Sheet. Please reclassify what you are identifying as short tem investments to cash equivalents, per the definition under paragraph 8 of SFAS 95.
Response:
On a prospective basis, beginning with the Financial Statements included in the Annual Report of Form 10-K for the year ending December 31, 2005, we will reclassify the short term investments to cash equivalents.



In response to your previous request to include the following, please be advised the Corporation reconfirms and acknowledges:
  - that it is responsible for the adequacy and accuracy of the disclosure in the filing;
  - that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


You may contact Debra K. Crane, Senior Vice President, General Counsel and Secretary, by telephone at (513) 603-2213 or via fax at (513) 603-2208 or email at Debra.Crane@ocas.com if you have questions or comments on the responses of the Corporation.

Sincerely,





/s/Michael A. Winner


Michael A. Winner
Executive Vice President and
Chief Financial Officer